FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the month of June 2007

Commission File Number: 000-52145

BLACK DIAMOND HOLDINGS CORPORATION

(Translation of Registrant's name into English)

595 HORNBY STREET, SUITE 600, VANCOUVER, BC, CANADA V6C 2E8

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

The Registrant has issued a press release, as attached.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACK DIAMOND HOLDINGS CORP.

Date: June 7, 2007	By: /s/ Brad J. Moynes

BRAD J. MOYNES,
Chief Executive Office

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: BLACK DIAMOND HOLDINGS, CORP

June 06, 2007

NOTICE OF SPECIAL MEETING OF BLACK DIAMOND HOLDINGS, CORP.

VANCOUVER, BRITISH COLUMBIA - (CCNMatthews - June 06, 2007) – Black Diamond Holdings, Corp (OTC.BB: BDMHF)

VANCOUVER, BC, Black Diamond Holdings, Corp, the “Company”, is hereby giving notice that a Special Meeting of shareholders will be held at 4th Floor – 888 Fort St. Victoria BC on June 26th, 2007 from 10:00am until 11:00am (local time) to change the name of the Company.

The following is the special resolution to be submitted to the shareholders in relation to the proposed change of name, which special resolution must be passed by a majority of not less than two-thirds of the votes cast by the shareholders who vote in respect of the resolution:

“BE IT RESOLVED as a special resolution that:

1.

pursuant to Section 263 AND 257 of the Business Corporations Act (British Columbia), the Notice of Articles of the Company be amended to change the name of the Company to Black Diamond Brands Corporation; and

2.

any director or officer of the Company be and is hereby authorized, on behalf of and in the name of the Company, to take all necessary steps and proceedings, and to execute and deliver and file any and all declaration, agreements, documents and other instruments and to do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of this special resolution, including the execution and filing of Articles of Amendment in the prescribed form.

About Black Diamond Holdings, Corp

Black Diamond Holdings, Corp. is a British Columbia domiciled company that was incorporated on December 28, 2000. The Company and its two wholly owned subsidiaries, Black Diamond Importers Inc., and Liberty Valley Wines, LLC are engaged in the bottling, importation, distribution, marketing, and brand creation of premium wines and spirits to consumers worldwide.

All company filings may be viewed on www.sec.gov and through the Edgar filing System.

FOR FURTHER INFORMATION PLEASE CONTACT:

Black Diamond Holdings, Corp
Brad J. Moynes CEO
+1(604) 646-5620
+1(877) 646-5635

INDUSTRY: BVG
SUBJECT: NWS